.
                                                                               .
                                                                               .
                                                                               .


Supplemental Material for Financial Results for FY 2008 (Unconsolidated)


                                                                                                                        (Japan GAAP)
                                                                                                                         ----------
------------------------------------------------------------------------------------------------------------------------------------
                          FY 2005                FY 2006              FY 2007                      FY 2008                 FY 2009
                   -----------------------------------------------------------------------------------------------------  Prospects
                      6 mos.     12 mos.    6 mos.     12 mos.    6 mos.     12 mos.      6 mos.          12 mos.           12 mos.
                      ended      ended      ended      ended      ended      ended        ended           ended             ending
                     Sep. 30,   March 31,  Sep. 30,   March 31,  Sep. 30,   March 31,    Sep. 30,        March 31,         March 31,
                       2004       2005       2005       2006       2006       2007         2007            2008              2009
====================================================================================================================================
Vehicle Production
(thousands of units) 1,802        3,749      1,798      3,863     2,004      4,185          2,000           4,264           4,213
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales        1,805        3,787      1,808      3,895     2,048      4,256          2,008           4,303           4,270
(thousands of units)
------------------------------------------------------------------------------------------------------------------------------------
   Japan               838        1,805        806      1,769       781      1,659            729           1,595           1,600
  ----------------------------------------------------------------------------------------------------------------------------------
   Exports             967        1,982      1,002      2,126     1,267      2,597          1,279           2,708           2,670
  ----------------------------------------------------------------------------------------------------------------------------------
        North          412          864        470      1,053       708      1,408            633           1,304           1,150
        America
      ------------------------------------------------------------------------------------------------------------------------------
        Europe         197          420        167        352       166        408            208             427             500
      ------------------------------------------------------------------------------------------------------------------------------
        Asia            82          151         66        122        57        119             71             164             200
      ------------------------------------------------------------------------------------------------------------------------------
        Latin           38           78         46         82        52        104             61             119             100
        America
      ------------------------------------------------------------------------------------------------------------------------------
        Oceania         89          164         85        160        93        173             86             187             190
      ------------------------------------------------------------------------------------------------------------------------------
        Africa          45           93         51        106        65        129             72             142             160
      ------------------------------------------------------------------------------------------------------------------------------
        Middle          99          203        114        244       124        250            144             359             370
        East
      ------------------------------------------------------------------------------------------------------------------------------
        Others           5            9          3          7         2          6              4               6
------------------------------------------------------------------------------------------------------------------------------------
Net Sales          4,459.7      9,218.3    4,664.0   10,191.8   5,470.3   11,571.8        5,737.1        12,079.2        11,900.0
(billions of yen)
  ----------------------------------------------------------------------------------------------------------------------------------
   Japan           1,723.0      3,654.9    1,671.7    3,679.8   1,655.6    3,582.4        1,614.1         3,549.8
  ----------------------------------------------------------------------------------------------------------------------------------
   Exports         2,736.7      5,563.4    2,992.2    6,511.9   3,814.6    7,989.3        4,123.0         8,529.4
------------------------------------------------------------------------------------------------------------------------------------
Operating Income     392.3        701.3      297.6      847.9     571.0    1,150.9          609.7         1,108.6          500.0
(billions of yen)

   (Operating         (8.8)        (7.6)      (6.4)      (8.3)    (10.4)      (9.9)         (10.6)           (9.2)          (4.2)
   Income Ratio)(%)
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Income      442.3        856.2      416.6    1,104.7     778.2    1,555.1          852.4         1,580.6          980.0
(billions of yen)

   (Ordinary          (9.9)        (9.3)      (8.9)     (10.8)    (14.2)     (13.4)         (14.9)          (13.1)          (8.2)
   Income Ratio)(%)
------------------------------------------------------------------------------------------------------------------------------------
Net Income           263.7        529.3      283.6      765.9     525.8    1,060.1          601.9         1,138.1          770.0
(billions of yen)

   (Net Income        (5.9)        (5.7)      (6.1)      (7.5)     (9.6)      (9.2)         (10.5)           (9.4)          (6.5)
   Ratio)(%)
------------------------------------------------------------------------------------------------------------------------------------
Number of           64,408       64,237     65,994     65,798    67,733     67,650         69,501          69,478           (Note 2)
Employees
------------------------------------------------------------------------------------------------------------------------------------

   (Note 1) 2Q = 1st Half - 1Q, 2nd Half = FY - 1st Half, 4Q = 2nd Half - 3Q
   (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
   (Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
   (Note 4) Excluding financial subsidiaries
   (Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)




Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.